May 25, 2007

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: TopSpin Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 11, 2007**
> **File No. 333-142242**

Dear Sir/Madam:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please revise footnote 5 to comply with rule 457(g).

Prospectus Cover Page

2.   The disclosure added in response to comment 2 that the "offering price is based on" the market price of your comment stock implies that the price will vary with the market price. However, since you must sell at a fixed price for the duration of the offering, please revise to clarify. For example, do you mean that the offering price was initially established based on the market price of your common stock as of a particular date?

The renegotiation of the terms of certain of our outstanding securities, page 12

3.   Please revise the last sentence of the first paragraph of this risk factor because members of the staff – not the Commission itself – issued comments on your filing.

4.   Please refer to prior comment 9. Please file as exhibits the renegotiated agreements.

Dilution, page 22

5.   Please show us how you calculated the 107,648,809 shares mentioned on page 22.

Critical Accounting Policies, page 61

6.   We reference your disclosure that the binomial method used to value embedded derivatives requires the use of several assumptions. Please revise to disclose the significant assumptions that were made in determining the value of derivatives and disclose how you selected those assumptions.

Series 3 Warrants, page 70

7.   Please clarify whether the volume restrictions disclosed in response to prior comment 14 reflect the maximum amount of securities that each investor can sell through the exchange or are aggregate maximums for all investors. If they are aggregate maximums, please clarify how the daily and quarterly maximums are allocated among investors.

Series A Convertible Bonds, page 71

8.   We note your response to prior comment 8 and assume that your response to our outstanding comments will explain how the revised transaction is consistent with Commission rules. For example, we note that your disclosure regarding the "repayment fund" on page 72 raises issues regarding your access to the proceeds mentioned in our outstanding comments.

Plan of Distribution, page 83

9.   Please expand your response to prior comment 19 to provide facts that support your conclusion that the exemption is available for each offering participant. For example, please clarify how the participants satisfy the 12-month requirement in the second bullet point of your response given your disclosure of recent offerings.

Consolidated Financial Statements for the three months ended March 31, 2007

Consolidated Statements of Operations, page F-36

10.   We see from page 72 that if the convertible bonds are not listed for trade on the
        TASE by July 23, 2007 you must redeem the bonds. Please tell us why the bonds
        should not be classified as a current liability as of March 31, 2007.

Exhibit 5.1

11.   Please refer to prior comment 22. Please file an opinion that covers all securities
        in the fee table, including the units.

Exhibits 8.1 and 8.2

12.   The opinion you file as an exhibit should not assume conclusions of law that are a
        necessary requirement of the ultimate opinion given. We note the assumption
        regarding due execution and delivery of documents. Please tell us why the
        assumption is necessary for the opinion given, which specific documents are at
        issue, and the consequences if the actual facts differ from the assumed facts.

13.   Please file an exhibit that provides an opinion regarding the tax consequences, not
        merely on the accuracy of disclosure like in the fourth paragraph of exhibit 8.1.
        Also, is unclear why the fourth paragraph of exhibit 8.1 is limited to the holder of
        the units given the first sentence on page 76.

14.   We note the date restriction in the fifth paragraph of both exhibits. Please file
        revised opinions at the time you plan to request effectiveness of the registration
        statement.

15.   Investors must be entitled to rely on the opinion that you file as an exhibit. Please
        ask counsel to revise the sixth paragraph of both exhibits 8.1 and 8.2 which imply
        the contrary.

Exhibit 8.1

16.   Given the language on page 77, counsel's position regarding the allocation of the
        purchase price mentioned in the first paragraph on page 77 is unclear. If counsel
        is unable to opine on the matter, it should state in the opinion:

        • that is not able to opine on the particular material tax consequence;
        • why is not able to opine on that consequence; and
        • the possible outcome to investors.

Also, your disclosure in the prospectus should clarify the degree of uncertainty and add appropriate risk factors.

Please also address the uncertainty in the last sentence of the "Federal Estate Tax" disclosure on page 79 accordingly.

<u>Undertakings</u>

17.   Please provide the undertaking required by Regulation S-B Item 512(g)(2).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert B. Murphy, Esq.